Exhibit 3

Transactions in Securities of the Issuer

EVOGENE LTD.

		Securities Purchased/	Price Per	Date of Purchase/
Reporting Person	Nature of the Transaction	(Sold)	Security (US$)	Sale

L.I.A. Pure Capital Ltd.	Acquisition of American Depositary Shares, each representing one (1) Ordinary Share, par value NIS 0.20, of the Company.	40,000	0.499	07/10/2026

L.I.A. Pure Capital Ltd.	Acquisition of American Depositary Shares, each representing one (1) Ordinary Share, par value NIS 0.20, of the Company.	57,354	0.591	07/16/2026

L.I.A. Pure Capital Ltd.	Acquisition of American Depositary Shares, each representing one (1) Ordinary Share, par value NIS 0.20, of the Company.	104,646	0.635	07/17/2026